SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Publicly-held Company)
CNPJ/MF nº 06.164.253/0001-87
NIRE 35.300.314.441

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) are hereby called to meet in an Extraordinary Shareholders’ Meeting (“ESM”), to be held on April 17, 2023, at 10 am, at Praça Comte. Linneu Gomes, S/N, Entrance 3 – in the Meeting Room of the Board of Directors, Jardim Aeroporto, in the Capital of the State of São Paulo, to deliberate on:

(i)	to amend article 5, caput, of the Company’s bylaws in order to reflect the Company's current capital stock, considering the changes approved by the Company’s Board of Directors;
(ii)	to amend article 6, caput, of the Company’s bylaws in order to increase of the Company’s authorized capital;
(iii)	the consolidation of the Company’s bylaws; and
(iv)	to approve the conversion of senior secured notes due 2028 issued by Gol Finance, held by Abra Group Limited, into exchangeable senior notes due 2028, issued by Gol Equity Finance, in the amount of up to US$ 1.4 billion, which underlying warrants will be opportunely issued by the Company, considering the preemptive rights of the shareholders, within the scope of the transaction disclosed to the market on March 3, 2023 and for the purposes of art. 4, caput, item IV, and paragraph 4, of CVM Resolution No. 77, of March 29, 2022

We inform that on the date hereof the relevant documents related to the Agenda were made available at the Company's headquarters, as well as on its Investor Relations website (http://ri.voegol.com.br/), on the websites of the Brazilian Securities and Exchange Commission (www.gov.br/cvm/pt-br) and B3 S.A. – Brasil, Bolsa e Balcão (www.b3.com.br), pursuant to the applicable legislation.

The shareholder's participation may be (i) in person or (ii) by a duly constituted attorney-in-fact. Shareholders wishing to be represented by an attorney-in-fact must comply with the provisions of art. 126 of Law 6,404/76, and must also deposit the respective power of attorney, with special powers for representation at the ESM, at the Company's headquarters, addressed to the Investor Relations Officer, up to 48 (forty-eight) hours in advance of the ESM date.

São Paulo, March 27, 2023.

Constantino de Oliveira Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer